Exhibit 99.2

NEXTPOWER INC.

PERFORMANCE STOCK UNIT AWARD AGREEMENT

This Performance Stock Unit Award Agreement (this “Agreement”) is made and entered into as of the Grant Date (as defined below) (the “Effective Date”) by and between Nextpower Inc., a Delaware corporation and any successor entity of Nextpower Inc. (the “Company”), and the participant named below (the “Participant”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (as amended, restated, amended and restated, supplemented or otherwise modified from time to time) (the “Plan”).

This Performance Stock Unit Award (the “PSU Award”) is made and granted to the Participant as an inducement material to the Participant entering into employment with the Company and its Subsidiaries within the meaning of Nasdaq Listing Rule 5635(c)(4). This PSU Award is made and granted as a stand-alone award, separate and apart from, and outside of, the Plan, and shall not constitute an award granted under or pursuant to the Plan. Notwithstanding the foregoing, the terms, provisions, conditions and definitions set forth in the Plan, as in effect on the Grant Date, shall apply to this PSU Award as if it had been granted under the Plan, and this PSU Award shall be subject to such terms, provisions, conditions and definitions, which are hereby incorporated into this Agreement by reference. For the avoidance of doubt, this PSU Award shall not be counted for purposes of calculating the aggregate number of Shares that are available for grant and issuance pursuant to awards under the Plan as set forth in Section 3.1(a) of the Plan. In the event that the Plan is amended, such amended terms shall be disregarded. In the event of any inconsistency between the Plan and this Agreement, the terms of this Agreement shall control.

The Participant understands and agrees that this PSU Award is granted subject to the express terms and conditions of the Plan and this Agreement. The Participant further agrees to be bound by the terms and conditions of this Agreement and the Plan. The Participant acknowledges receipt of a copy of the Plan. A copy of the Plan and the official prospectus for the Plan are available at the offices of the Company and the Participant hereby agrees that the Plan has been delivered to the Participant and the official prospectus for the Plan is available, and deemed delivered, to the Participant. The Participant further agrees that this Agreement shall replace and supersede any prior agreement or term sheet related to the PSU Award for the Grant Date set forth below.

Participant:	[________________]

Number of PSUs:	[_________________]

Grant Date:	[_________________]

Performance Measurement Period:	The 4-year period beginning April 1, 2026 and ending March 31, 2030 (the “Performance Period”)
Calculation of Earned PSUs:	The number of PSUs that are earned and become eligible to vest pursuant to this PSU Award (the “Earned PSUs”) will be equal to the product of (i) the number of PSUs (as set forth above) multiplied by (ii) the Performance Goal Payout Percentage (as defined below); provided that in no event shall the number of Earned PSUs exceed 100% of the PSUs set forth above. Any PSUs that do not become Earned PSUs in accordance with this Agreement shall be immediately forfeited and cancelled, without the payment of any consideration therefor.
Service Condition:	Subject to Section 1.1(c) of this Agreement, the Earned PSUs shall satisfy the service-vesting condition (the “Service Condition”) and thereby vest as to service on the last day of the Performance Period, subject to the Participant’s continuous employment with the Company or any of its Subsidiaries through the last day of the Performance Period. If the Participant experiences a Termination of Service for any reason prior to the last day of the Performance Period (other than as set forth in Section 1.1(c)), any PSUs (including any Earned PSUs) shall be immediately forfeited and cancelled, without the payment of any consideration therefor.
Performance Condition:

Following the end of the Performance Period, the Committee will determine the level of achievement of the “Prevalon Gross Profit Performance Goal” (as set forth in the table below) measured (in the aggregate) over the Performance Period and the corresponding “Performance Goal Payout Percentage”, as determined by the Committee pursuant to the following table (provided that there shall be interpolation, on a mathematical straight-line basis, to derive any Performance Goal Payout Percentage not expressly set forth in the table below). Fractional percentages will be rounded to the nearest whole percentage point to determine the Performance Goal Payout Percentage.

Prevalon Gross Profit	Performance Goal Payout Percentage
< $874.0 million	0%
> $1,074.0 million	100%

Prevalon Gross Profit	Performance Goal Payout Percentage
< $874.0 million	0%
> $1,074.0 million	100%

For purposes of this Agreement, “Prevalon Gross Profit” means for the Performance Period, (A) the consolidated net revenues of Prevalon Energy LLC (“Prevalon”) for the Performance Period minus (B) the consolidated cost of goods sold for such Performance Period determined, in each case, in accordance with the accounting policies, principles, practices, methodologies and procedures, including, without limitation, all revenue recognition policies, principles, practices, methodologies and procedures, used by the Prevalon in the financial statements and, in each case, reasonably acceptable to the Company’s auditors, to the extent consistent with GAAP.

1.             Grant of PSU Award.

1.1.            Grant of PSU Award. Subject to the terms and conditions of the Plan and this Agreement, the Company hereby grants to the Participant an PSU Award for the number of PSUs set forth above under “Number of PSUs,” it being understood that, pursuant to the Plan, each such PSU shall relate to a single share of Common Stock.

(a)               Vesting Criteria. The PSU Award shall vest, and the applicable number of shares of Common Stock shall be issuable and/or deliverable to the Participant, according to the service and performance vesting criteria set forth above (the “Vesting Criteria”). If application of the Vesting Criteria results in the vesting of a fractional PSU, such fractional PSU shall be rounded down to the nearest whole PSU. Earned PSUs that satisfy the Service Condition and thus vest and are issuable and/or deliverable hereunder as shares of Common Stock pursuant to the Vesting Criteria are “Vested PSUs.”

(b)               Termination of Service, Generally. Subject to Section 1.1(c), the PSU Award, all of the Company’s obligations and the Participant’s rights under this Agreement, shall terminate on the earlier of the date on which the Participant’s Termination of Service occurs or the date when all applicable shares of Common Stock that are subject to the PSU Award have been issued and/or delivered, or forfeited in the case of any portion of the PSU Award that fails to vest.

(c)               Termination of Service, Death or Disability or Without Cause. Notwithstanding Section 1.1(b) above, in the event of the Participant’s Termination of Service due to death or Disability or by the Company without Cause prior to the last day of the Performance Period, then the PSUs will remain outstanding and eligible to become Earned PSUs based on the actual level of achievement of the Company Gross Profit Performance Goal measured as of the end of the Performance Period (as determined in accordance with the above terms). The treatment of the PSUs in this Section 1.1(c) will be subject to (i) the Participant’s (or the Participant’s estate’s) execution and non-

revocation of the Company’s customary waiver and release of claims and (ii) the Participant’s continued compliance with the terms of any restrictive covenant obligations applicable to the Participant under any agreement with any Company Group Member (as defined below) (including, without limitation, those restrictive covenants set forth in Sections 11 through 14 of this Agreement) (the “Restrictive Covenant Obligations”). In the event the Participant violates any of the Restrictive Covenant Obligations, then all of the PSUs awarded hereunder (whether vested or unvested) shall immediately be forfeited and cancelled.

For purposes of this Agreement, “Cause” means (i) the willful failure by the Participant (other than any such failure resulting from the Participant’s incapacity due to physical or mental illness) to perform substantially the duties and responsibilities of the Participant’s position with the Company and its Subsidiaries (provided, however, that the Participant shall have thirty (30) days to cure such failure after his or her receipt of written notice thereof from the Company or its applicable Subsidiary); (ii) the conviction of the Participant by a court of competent jurisdiction or a plea of guilty or nolo contendere for (x) a felony (unless the Committee, in its sole discretion, determines in good faith that the nature of the felony does not warrant a termination for Cause) or (y) a crime involving moral turpitude; (iii) the engaging by the Participant in fraud, embezzlement, misappropriation, or dishonesty; (iv) the Participant’s breach of the Company’s code of conduct or any other material policies of the Company; (v) the Participant’s willful misconduct in the course of his or her employment (provided, however, that the Participant shall have thirty (30) days to cure such misconduct after his or her receipt of written notice thereof from the Company or its applicable Subsidiary); or (vi) any other act or omission by the Participant which is, or which would reasonably be expected to be, materially injurious to any Company Group Member or its reputation, monetarily or otherwise.

For purposes of this Agreement, “Company Group Member” means each of the Company, and its Parents, Subsidiaries and Affiliates (including a Parent, Subsidiary or Affiliate of the Company as a result of any merger, consolidation or liquidation or purchase of assets or stock or similar transaction).

For purposes of this Agreement, “Disability” shall mean inability of the Participant to perform in all material respects his or her duties and responsibilities for the Company, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (x) for a period of six consecutive months or (y) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee.

(d)               Issuance of Shares of Common Stock. The Company shall issue and/or deliver the number of shares of Common Stock equal to the number of Vested PSUs as soon as administratively practicable following (and in no event later than 60 days following) the last day of the Performance Period. The Company shall have no obligation to issue, and the Participant will have no right or title to, any shares of

Common Stock and no such shares of Common Stock will be issued and/or delivered to the Participant, until satisfaction of the Vesting Criteria.

(e)               No Obligation to Employ. Nothing in the Plan or this Agreement shall confer on the Participant any right to continue in the employ of, or other relationship with, the Company Group Members, or limit in any way the right of any Company Group Member to terminate the Participant’s employment or service relationship at any time, with or without cause.

(f)                Nontransferability of PSU Award. None of the Participant’s rights under this Agreement or under the PSU Award may be transferred in any manner other than by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Participant, if based in the U.S., may transfer or assign the PSU Award, (i) through a domestic relations order (and not in a transfer for value), (ii) to the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, pursuant to such conditions and procedures as the Committee may establish, or (iii) as may otherwise be allowed by the Plan. The terms of this Agreement shall be binding upon the executors, administrators, successors and assigns of the Participant.

(g)               Privileges of Common Stock Ownership. The Participant shall not have any of the rights of a stockholder until the applicable shares of Common Stock are issued and/or delivered after the applicable vesting date and the Participant has made appropriate provision for any Tax-Related Items that may arise in accordance with Section 6 below. The Participant shall have no beneficial ownership in the shares of Common Stock until they are issued and/or delivered in accordance with this Section 1.1(g).

(h)               Interpretation. Any dispute regarding the interpretation of the terms and provisions with respect to the PSU Award and this Agreement shall be submitted by the Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and on the Participant.

1.2.            Title to Shares of Common Stock. Title to the applicable shares of Common Stock, once issued and/or delivered, will be provided in the Participant’s individual name on the Company’s records unless the Participant otherwise notifies the Committee of an alternative designation in compliance with the terms of this Agreement, the Plan and applicable laws.

2.             Delivery.

2.1.            Deliveries by the Participant. The Participant hereby delivers to the Company this Agreement and agrees to its terms.

2.2.            Deliveries by the Company. The Company will issue such documentation as shall be necessary or appropriate to effect the evidencing of the issuance and/or delivery of the applicable shares of Common Stock in the name specified in Section 1.2 above (the “Stock Transfer”) as soon as administratively practicable following the occurrence of the applicable date on which the applicable PSUs become Vested PSUs or as provided above in Section 1.1(c); provided that the Participant has timely delivered and executed this Agreement and such other documentation as shall be necessary or appropriate to effect the Stock Transfer to the Participant.

3.             Compliance with Laws and Regulations. The issuance and/or delivery of the applicable shares of Common Stock to the Participant shall be subject to and conditioned upon compliance by the Company and the Participant with all applicable requirements of any applicable laws and any stock exchange or automated quotation system on which the Common Stock may be listed at the time of such issuance or delivery.

4.             Rights as a Stockholder. Subject to the terms and conditions of this Agreement and the Plan, the Participant will have all of the rights of a stockholder of the Company with respect to the applicable shares of Common Stock, which have been issued and/or delivered to the Participant until such time as the Participant disposes of such shares of Common Stock. For the avoidance of doubt, the Participant shall not have any rights as a stockholder (including with respect to voting or dividends) with respect to the PSUs unless and until the shares of Common Stock underlying the PSUs have been issued and/or delivered to the Participant.

5.             Transfer Requirements; Etc.

5.1.            Transfer Requirements. The Participant agrees that, to ensure compliance with the restrictions imposed by this Agreement and the Plan, (i) the Board may impose administrative requirements relating to the transfer of any shares of Common Stock issued and/or deliverable hereunder, and (ii) as and when applicable, the Company may issue appropriate “stop-transfer” instructions to its transfer agent, if any, and if the Company administers transfers of its own securities, it may make appropriate notations to the same effect in its own records.

5.2.            Refusal to Recognize Issuance. The Company will not be required (i) to register in its books any shares of Common Stock that have been sold, transferred or otherwise issued and/or delivered in violation of any of the provisions of this Agreement or the Plan, or (ii) to treat as owner of such shares of Common Stock, or to accord the right to vote or pay distributions to any Participant or other transferee to whom such shares of Common Stock have been so transferred.

6.             Taxes and Disposition of Shares of Common Stock.

6.1.            Tax Obligations.

(a)               Regardless of any action a Company Group Member or the Participant’s employer (the “Employer”) takes with respect to any or all international, federal, state, local, foreign or other income tax, social insurance, payroll tax, payment on account or other tax-related items arising out of the Participant’s participation in the Plan and legally applicable to the Participant (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains the

Participant’s responsibility and may exceed the amount actually withheld by the Company and/or the Employer. The Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the PSU Award, including but not limited to, the grant, vesting, issuance and/or delivery of the applicable shares of Common Stock underlying the PSU Award, the subsequent sale or transfer of any such shares of Common Stock acquired upon vesting of the PSUs and the receipt of any dividends thereunder; and (ii) do not commit and are under no obligation to structure the terms of the grant or any aspect of the PSU Award to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Furthermore, if the Participant has become subject to tax in more than one jurisdiction between the Grant Date and the date of any relevant taxable event, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)               Prior to the relevant taxable or tax withholding event, as applicable, and as a condition precedent to the issuance and/or delivery of shares of Common Stock under this Agreement, the Participant shall pay or make arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, the Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the Tax-Related Items by one or a combination of the following (i) withholding from the Participant’s wages or other cash compensation paid to the Participant by any Company Group Member; (ii) withholding from the proceeds of the sale of shares of Common Stock issued and/or delivered hereunder either through a voluntary sale or through a mandatory sale arranged by the Company (including a “sell-to-cover” arrangement) (on the Participant’s behalf pursuant to this authorization), or (iii) withholding of shares of Common Stock issuable and/or deliverable hereunder at vesting of the PSU Award.

(c)               To avoid any negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for the Tax-Related Items is satisfied by withholding in shares of Common Stock, for tax purposes, the Participant is deemed to have been issued and/or delivered the full number of shares of Common Stock equal to the number of Vested PSUs, notwithstanding that a number of such shares of Common Stock are held back solely for the purpose of paying the Tax-Related Items due as a result of the Participant’s participation in the Plan.

(d)               The Participant shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Participant’s participation in the Plan that cannot be satisfied by the means previously described in this Section. The Company may refuse to issue and/or deliver shares of Common Stock if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

(e)               Notwithstanding the provisions of this Section 6.1, the Participant agrees to indemnify the Company and relevant Subsidiaries, and hold the Company and each relevant Subsidiary harmless against and free from any and all liability for any taxes or payments in respect of taxes (including social security and national insurance contributions, to the extent permitted by applicable law), arising as a result of, in connection with or in respect of the grant of the PSU Award and/or the vesting, issuance or delivery of any shares of Common Stock.

6.2.            Disposition of Shares of Common Stock. The Participant hereby agrees that he or she shall make no disposition of any shares of Common Stock issuable and/or deliverable hereunder (other than as permitted by this Agreement and the Plan) unless and until the Participant shall have complied with all requirements of this Agreement and the Plan applicable to the disposition thereof.

7.             Nature of Grant. In accepting the PSU Award, the Participant acknowledges and agrees that:

(a)               the Plan is established voluntarily by the Company, is discretionary in nature and may be amended, suspended or terminated by the Committee at any time;

(b)               the grant of the PSU Award is voluntary and occasional and does not create any contractual or other right to receive future PSU awards, or benefits in lieu of PSU awards, even if PSU awards have been granted repeatedly in the past;

(c)               all decisions with respect to future PSU awards, if any, will be at the sole discretion of the Committee;

(d)               the Participant’s participation in the Plan is voluntary;

(e)               the future value of the shares of Common Stock underlying the PSU Award is unknown and cannot be predicted with certainty;

(f)                the Participant’s participation in the Plan shall not create a right to further employment with the Company or the Employer and shall not interfere with the ability of the Company or the Employer to terminate the Participant’s employment relationship at any time;

(g)               this PSU Award is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Employer, the Company or any Parent, Subsidiary, or Affiliate of the Company and that is outside the scope of the Participant’s employment or service contract, if any;

(h)               no claim or entitlement to compensation or damages shall arise from the forfeiture of the PSU Award resulting from the Participant’s Termination of Service (for any reason whatsoever and whether or not in breach of local labor laws), and in consideration of the PSU Award to which the Participant is otherwise not entitled, the Participant irrevocably agrees never to institute any claim against a Company Group Member and/or the Employer, waives the Participant’s ability, if any, to bring any such claim, and releases each such Company and/or the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, the Participant shall be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claims; and

(i)                 if the Participant resides outside of the U.S.:

(A)             the PSU Award and any shares of Common Stock acquired under the Plan are not intended to replace any employee benefit rights or compensation;

(B)              the PSU Award is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, dismissal, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to past services for the Employer or any Company Group Member; and

(C)              in the event of the Participant’s Termination of Service (whether or not in breach of local labor laws), and subject to Section 1.1(c), as applicable, the Participant’s right to vest in the PSU Award under the Plan, if any, will terminate effective as of the date of Termination of Service, it being understood that the Committee shall have the exclusive discretion to determine when the Participant is no longer actively providing service for purposes of this PSU Award.

8.             No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s participation in the Plan, or the sale of any shares of Common Stock acquired upon vesting of the PSU Award. The Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

9.             Data Privacy. In connection with the PSU Award and the Participant’s participation in the Plan, the Employer or the Company Group Members, as applicable, may need to process personal data (as such term, “personal information,” “personally identifiable information,” or any other term of comparable intent, is defined under applicable laws or regulations, in each case to the extent applicable) provided by the Participant to, or otherwise obtained by, the Employer or any of the Company Group Members, their respective third-party service providers or others acting on the Employer’s or any of the Company Group Members’ behalf. Examples of such personal data may include, without limitation, the Participant’s name, account information, date of birth, social security number or other identification number, tax number, salary, nationality, job title, home address, telephone number and other contact information, any shares of Common Stock or directorships held in the Company and details of all PSU

Awards or other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor.

The Employer or the Company Group Members may collect, use, store, transfer and otherwise process such personal data for all purposes relating to this Agreement or the operation and performance of the PSU Award or the Plan, including but not limited to:

(a)               implementing, administering, managing and maintaining Participant records;

(b)               providing the services described in the PSU Award or the Plan;

(c)               providing information to future purchasers or merger partners of the Employer or any of Company Group Members, or the business in which such Participant works; and

(d)               responding to public authorities, court orders and legal investigations and complying with law, as applicable.

Depending on the jurisdiction in which the Participant lives, the legal basis for collecting, using, storing, transferring and otherwise processing the Participant’s personal data in connection with this Agreement or the PSU Award or the Plan may be the Participant’s consent, necessity for the performance of a contract with the Participant, or the legitimate interests of the Employer or the applicable Company Group Member. Where the jurisdiction applicable to the Participant recognizes consent as a valid legal basis for the processing of the Participant’s personal data as described herein, the Participant hereby explicitly and unambiguously consents to the collection, use, storage, transfer and other processing, in electronic or other form, by the Employer or any of the Company Group Members (or any of their respective third-party service providers or others acting on the Employer’s or any of the Company Group Members’ behalf) of the Participant’s personal data as described in this Agreement for all purposes relating to this Agreement or the operation and performance of the PSU Award or the Plan, including, but not limited to, the purposes listed above. With respect to any applicable jurisdiction that requires determination of the legal basis for processing but does not recognize consent as a valid legal basis for the processing described herein, such processing shall be conducted on the basis of necessity for the performance of a contract with the Participant or the legitimate interests of the Employer or the applicable Company Group Member.

The Participant is not required to supply any of the personal data that the Employer or the Company Group Members may request. However, failure to do so may affect the Participant’s ability to participate in the PSU Award or the Plan or the Employer’s or the Company Group Members’ ability to provide the Participant with certain rights and benefits that would otherwise be available to the Participant under the PSU Award or the Plan.

The Employer or the Company Group Members may share the Participant’s personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars,

(iv) brokers, (v) third-party administrators of the PSU Award or the Plan, (vi) third-party service providers acting on the Employer’s or any of the Company Group Members’ behalf to provide the services described above, (vii) future purchasers or merger partners (as described above) or (viii) regulators and others, as required by law or in order to provide the services described in the PSU Award or the Plan.

If necessary, the Employer or the Company Group Members may transfer the Participant’s personal data to any of the parties mentioned above in a country or territory that may not provide the same protection for the information as the Participant’s home country. Any transfer of the Participant’s personal data to recipients in a third country will be made subject to appropriate safeguards or applicable derogations provided for, and to the extent required, under applicable law. Further information on those safeguards or derogations can be obtained through, and other questions regarding this Section 9 (including to request access to the information included in this Section 9 in an alternative format) may be directed to, the Company’s Legal Department (legal@nextpower.com). The terms set forth in this Section 9 are supplementary to the terms set forth in any employee privacy notice or other privacy policy that may be made available by the Employer or the applicable Company Group Member to the Participant (as applicable, and as updated from time to time by the Employer or the applicable Company Group Member upon notice to the Participant); provided that, in the event of any conflict between the terms of this Section 9 and the terms of any such notice or policy, the terms of this Section 9 shall govern and control in relation to the processing of such personal data in connection with this Agreement or the PSU Award or the Plan.

The Employer and the Company Group Members will keep personal data collected or otherwise processed in connection with this Agreement or the PSU Award or the Plan for as long as necessary to operate the PSU Award and the Plan or as necessary to comply with any legal or regulatory requirements and in accordance with the Employer’s and the Company Group Members’ backup and archival policies and procedures.

Certain Participants may have a right to (1) request access to and rectification or erasure of the personal data provided or otherwise obtained, (2) request the restriction of the processing of his or her personal data, (3) object to the processing of his or her personal data, (4) receive the personal data provided to the Employer or the Company Group Members and transmit such data to another party, (5) request a list with the names and addresses of any potential recipients of his or her personal data by contacting the Company’s Legal Department at the email address listed above, (6) lodge a complaint with a supervisory authority and (7) not be discriminated against for exercising his or her rights hereunder. However, the Participant’s exercise of any of the foregoing rights may affect the Participant’s ability to participate in the PSU Award or the Plan or the Employer’s or the Company Group Members’ ability to provide the Participant with certain rights and benefits that would otherwise be available to the Participant under the PSU Award or the Plan. The Employer and the Company Group Members do not sell personal data collected or otherwise processed in connection with this Agreement or the PSU Award or the Plan to any third party and do not share such personal data with any third party for purposes of cross-context behavioral advertising. This Section 9, and the practices described herein, applies equally to the Employer’s and the Company Group Members’ collection, use, disclosure and other processing of “sensitive” personal data, such as social security numbers and financial account information. The Employer and the Company Group Members do not use or otherwise process personal data collected or otherwise processed in connection with this Agreement or the PSU Award or the Plan, including “sensitive” personal data, for purposes of automated decision-making, including profiling.

10.           Clawback. This PSU Award is subject to any clawback, forfeiture, recoupment or recovery policy of the Company, as promulgated by the Company from time to time and as may be amended, as well as any requirements relating to the clawback, forfeiture, recoupment or recovery of compensation as required by any applicable laws and any rules promulgated by any stock exchange or automated quotation system on which the Common Stock may be listed at the time of such issuance or delivery, in each case whether currently in effect or adopted hereafter and, by accepting this PSU Award (including the benefits provided hereunder), Participant agrees and acknowledges that any outstanding equity incentive awards previously granted to Participant under the Plan shall also be subject to the terms of any of the foregoing clawback, forfeiture, recoupment or recovery policies of the Company from time to time.

11.           Confidential Information.

(a)               The Participant acknowledges that the business and services of the Company Group Members are highly specialized, the identity and particular needs of the Company Group Members’ customers, suppliers, and independent contractors are not generally known, and the documents, records, and information regarding the Company Group Members’ customers, suppliers, independent contractors, services, methods of operation, policies, procedures, sales, pricing, and costs are highly confidential information and constitute trade secrets. The Participant further acknowledges that the services rendered to the Company Group Members by the Participant have been or will be of a special and unusual character which have a unique value to the Company Group Members and that the Participant has had or will have access to trade secrets and confidential information belonging to the Company Group Members, the loss of which cannot be adequately compensated by damages in an action at law.

(b)               Except as provided for in Section 11(c) below, without any limitation that is otherwise applicable to the Participant under any other confidentiality agreement the Participant has entered into with any Company Group Member, the Participant agrees to not use for any purpose or disclose to any person or entity any Confidential Information, except as required in the performance of the Participant’s duties to the Company Group Members. “Confidential Information” means information that the Company Group Members has obtained in connection with its present or planned business, including information the Participant developed in the performance of the Participant’s duties for the Company Group Members, the disclosure of which could result in a competitive or other disadvantage to the Company Group Members. Confidential Information includes, but is not limited to, all information of the Company Group Members to which the Participant has had or will have access, whether in oral, written, graphic or machine-readable form, including without limitation, records, lists, specifications, operations or systems manuals, decision processes, policies, procedures, profiles, system and management architectures, diagrams, graphs, models, sketches, technical data, research, business or financial information, plans, strategies, forecasts, forecast assumptions, business practices, marketing information and material, customer names, vendor lists, independent contractor lists, identities, or information, proprietary ideas, concepts, know-how, methodologies and all other information related to the Company Group Members’ business and/or the business of any of its affiliates, knowledge of the Company Group Members’ customers, suppliers, employees, independent contractors, methods of operation, trade secrets, software, software code, methods of determining prices. Confidential Information shall also include all information of a third party to which the Company Group Members and/or any of its affiliates have access and to which the Participant has had or will have access. The Participant will not, directly or indirectly, copy, take, disclose, or remove from the Company Group Members’ premises, any of the Company Group Members’ books, records, customer lists, or any Confidential Information.

(c)               The Participant acknowledges and understands that, pursuant to Section 7 of the Defend Trade Secrets Act of 2016 (which added 18 U.S.C. § 1833(b)), the Participant shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, State, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, and without limiting the preceding sentence, if the Participant files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Participant may disclose the trade secret to the Participant’s attorney and may use the trade secret information in the court proceeding, if the Participant (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement is intended to conflict with 18 U.S.C. §1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

Notwithstanding anything set forth herein, nothing in this Agreement precludes or otherwise limits the Participant’s ability to communicate directly with and provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege to the Securities and Exchange Commission (the “SEC”), or any other federal, state or local governmental agency or commission or self-regulatory organization (each such agency, commission or organization, a “Government Agency”) or self-regulatory organization regarding possible legal violations, without disclosure to the Company. The Company may not retaliate against the Participant for any of these activities, and nothing in this Agreement requires the Participant to waive any monetary award or other relief that the Participant might become entitled to from the SEC or any other Government Agency.

12.           Employee Non-Solicitation.

(a)               Non-Solicitation of Employees During Employment. During the term of the Participant’s employment with the Company Group Members, the Participant will not, either on the Participant’s own account or for any person, firm, partnership, corporation, or other entity (i) solicit, interfere with, or endeavor to cause any employee of the Company Group Members to leave employment with the Company Group Members; or (ii) induce or attempt to induce any such employee to breach their obligations to the Company Group Members.

(b)               Non-Solicitation of Employees After Employment. After the Participant’s separation from employment with the Company Group Members for any reason whatsoever, the Participant will not, either on the Participant’s own account or for any person, firm, partnership, corporation, or other entity, use the Company Group Members’ trade secrets to (i) solicit, interfere with, or endeavor to cause any employee of the Company Group Members to leave employment with the Company Group Members; or (ii) induce or attempt to induce any such employee to breach their obligations to the Company Group Members.

(c)               Anti-Raiding of Employees. The Participant agrees that for a period of one year after the Participant’s separation from employment with the Company Group Members for any reason whatsoever, whether using the Company Group Members’ trade secrets or not, the Participant shall not disrupt, damage, impair, or interfere with the Company Group Members’ business by raiding the Company Group Members’ employees.

13.           Customer Non-Solicitation.

(a)               Non-Solicitation of Customers During Employment. During the term of the Participant’s employment with the Company Group Members, the Participant will not solicit, induce, or attempt to induce any past or current customer of the Company Group Members (i) to cease doing business, in whole or in part, with the Company Group Members; or (ii) to do business with any other person, firm, partnership, corporation, or other entity which performs services similar to or competitive with those provided by the Company Group Members.

(b)               Non-Solicitation of Customers After Employment. After the Participant’s separation from employment with the Company Group Members for any reason whatsoever, the Participant will not, either on the Participant’s own account or for any person, firm, partnership, corporation, or other entity, use the Company Group Members’ trade secrets to solicit, induce, or attempt to induce any past or current customer of the Company Group Members (i) to cease doing business, in whole or in part, with the Company Group Members; or (ii) to do business with any other person, firm, partnership, corporation, or other entity which performs services similar to or competitive with those provided by the Company Group Members.

14.           Non-Compete.

For a period of twelve (12) months following the date on which the Participant’s employment with the Company Group Members terminates for any reason, regardless of whether the termination is initiated by the Participant or the Company Group Members, the Participant agrees that the Participant will not: (i) accept employment with, be employed by or provide services (as an employee, consultant, independent contractor or in any other capacity) to any competitor of the Company or any of its Subsidiaries; and (ii) own (other than the ownership of five percent (5%) or less of the common stock or similar equity interest of a publicly traded company) or operate a business that is a competitor of the Company or any of its Subsidiaries. For purposes of this Section, the term “competitor” shall mean any business, company or entity that provides any products or services that are the same as, similar to, or compete with the products and services provided by the Company or any of its Subsidiaries.

Notwithstanding anything set forth in this Section 14, if you reside in or your principal place of employment is in the State of California, then the noncompete restrictions set forth in this Section 14 that are void under the laws of the State of California shall not apply to the Participant and will not be enforced by the Company. Nothing herein alters any other terms and conditions or any other post-employment contractual obligations set forth in this Agreement that remain enforceable under the laws of the State of California, including without limitation, any obligations related to confidential and/or proprietary information or invention assignments, which shall remain in full force and effect.

15.           Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement and the Plan, this Agreement will be binding upon the Participant and the Participant’s heirs, executors, administrators, legal representatives, successors and assigns.

16.           Governing Law; Venue; Severability. This Agreement shall be governed by and construed in accordance with the internal laws of the state of Delaware, excluding that body of laws pertaining to conflict of laws. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by the PSU Award or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the state of Delaware and agree that such litigation shall be conducted only in the applicable federal courts for the state of Delaware, or if the issue cannot be adjudicated by federal courts, then the state courts of the state of Delaware. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, then such provision will be enforced to the maximum extent possible and the other provisions will remain fully effective and enforceable. Participant acknowledges and agrees that Participant was represented by counsel in connection with the negotiation of this Agreement. Participant acknowledges and agrees that, pursuant to Section 925 of the California Labor Code, Participant (a) has waived the application of California law to this Agreement and any disputes under this Agreement, (b) has waived any right to have any disputes under this Agreement adjudicated in California, and (c) acknowledges and agrees that any disputes under this Agreement shall not be deemed to be a controversy arising in California. Participant acknowledges that Participant has had sufficient time to and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

17.           Notices. Any notice required to be given or delivered to the Company shall be in writing and addressed to the Chief Human Resources Officer of the Company at its corporate offices at 6200 Paseo Padre Parkway, Fremont, CA 94555. Any notice required to be given or delivered to the Participant shall be in writing and addressed to the Participant at the address indicated on the signature page hereto or to such other address as the Participant may designate in writing from time to time to the Company. All notices shall be deemed effectively given upon personal delivery, three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested), one (1) business day after its deposit with any return receipt express courier (prepaid), or one (1) business day after transmission by facsimile.

18.           Headings. The captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. All references herein to Sections will refer to Sections of this Agreement.

19.           Language. If the Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different from the English version, the English version will control.

20.           Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

21.           Code Section 409A. With respect to U.S. taxpayers, it is intended that the terms of the PSU Award will comply with the provisions of section 409A of the Code and the Treasury Regulations relating thereto so as not to subject the Participant to the payment of additional taxes and interest under section 409A of the Code, and this Agreement will be interpreted, operated and administered in a manner that is consistent with this intent. In furtherance of this intent, the Committee may adopt such amendments to this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, in each case, without the consent of the Participant, that the Committee determines are reasonable, necessary or appropriate to comply with the requirements of section 409A of the Code and related U.S. Department of Treasury guidance. For purposes of this PSU Award, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of section 409A of the Code. Notwithstanding any provision in the Plan to the contrary, if the Participant is a “specified employee” within the meaning of section 409A of the Code, then to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, the Participant shall not be entitled to any payments upon the

Participant’s Termination of Service until the earlier of: (i) the expiration of the six (6)-month period measured from the date of the Participant’s separation from service or (ii) the date of the Participant’s death. Upon the expiration of the applicable waiting period set forth in the preceding sentence, all payments and benefits deferred pursuant to this Section 22 (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such deferral) shall be paid to the Participant in a lump sum as soon as practicable, but in no event later than sixty (60) calendar days, following such expired period, and any remaining payments due under this PSU Award will be paid in accordance with the normal payment dates specified for them herein. Notwithstanding any provision of the Plan to the contrary, in no event shall the Company or any affiliate be liable to the Participant on account of an PSU Award’s failure to (i) qualify for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment under U.S. or foreign law, including, without limitation, section 409A of the Code. In that light, the Company makes no representation or covenant to ensure that this PSU Award is (or that PSU awards generally are) intended to be exempt from, or compliant with, section 409A of the Code are not so exempt or compliant or for any action taken by the Committee with respect thereto.

22.           Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Plan, on the PSU Award and on any shares of Common Stock acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

23.           Remedies. In addition to all of the remedies otherwise available to the Company, the Company shall have the right to injunctive relief to restrain and enjoin any actual or threatened breach of Sections 11, 12, 13 and 14 of this Agreement. All of the Company’s remedies for breach of this Agreement shall be cumulative and the pursuit of one remedy will not be deemed to exclude any other remedies. In the event the Participant breaches Section 14 of this Agreement, the Company shall have the right to forfeit all outstanding PSUs, including any outstanding PSUs that would otherwise vest on a Termination of Service, and may forfeit any vested shares of Common Stock then held by the Participant which were previously received pursuant to the settlement of PSUs, in each case without consideration upon written notice to the Participant.

24.           Acknowledgements. The Participant acknowledges that the Participant has carefully read this Agreement and consulted with legal counsel of the Participant’s choosing regarding its contents or has voluntarily and knowingly forgone such consultation, has given careful consideration to the restraints imposed upon the Participant by this Agreement, and is in full accord as to their necessity for the reasonable and proper protection of the Company Group Members. The Participant expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to subject matter and time period.

25.           Entire Agreement. The Plan and this Agreement, together with all its Exhibits, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between the parties hereto with respect to the specific subject matter hereof.

26.           Acceptance. The Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. The Participant has read and understands the terms and provisions thereof, and accepts this PSU Award is subject to all the terms and conditions of the Plan and this Agreement (including Exhibit A). The Participant acknowledges that there may be adverse tax consequences in connection with the grant, vesting and/or settlement of this PSU Award or disposition of the shares of Common Stock and that the Company has advised the Participant to consult a tax advisor prior to such exercise or disposition.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

NEXTPOWER INC.
By:
Name:
Title:

PARTICIPANT
By:
Name:
Title:

19